Exhibit 99.1

DHT Holdings, Inc. Announces Fleet Update

HAMILTON, BERMUDA, July 24, 2026 - DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announces key developments in its fleet renewal program.

The Company has taken delivery of DHT Impala, a VLCC newbuilding from Hyundai Samho Heavy Industries. The vessel is entering the spot market and represents the fourth and final vessel in a series of newbuildings delivering to DHT during 2026.

The newbuilding program has been fully funded and further enhances DHT’s efficient fleet, strengthening the Company’s service offering to customers while increasing its long-term earnings capacity.

In connection with its planned fleet renewal, DHT also confirms that DHT Bauhinia (built in 2007) was delivered to its new owners on July 20, 2026.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our wholly owned management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investment in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:

Laila C. Halvorsen, CFO

Phone: +1 441 295 1422 and +47 984 39 935

E-mail: lch@dhtankers.com